Filed by Harmony Gold Mining Company Limited

Pursuant to Rule 165 and Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Gold Fields Limited

Commission File No. 333-119880

Date: November 4, 2004

THE HARMONY WAY: EMPOWERING PEOPLE

DETAILED ATTENTION TO EFFICIENCY, COSTS AND

SUBSEQUENT GROWTH IN RESERVES

Notice

In connection with the proposed acquisition of Gold Fields, Harmony has filed a registration statement on Form F-4, which includes a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depositary Shares (ADSs)) to be issued in exchange for Gold Fields ordinary shares held by Gold Fields shareholders located in the United States and for Gold Fields ADSs held by Gold Fields shareholders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the Securities and Exchange Commission (SEC), as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus (when available), related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed or to be filed with the SEC, at the SEC’s web site at www.sec.gov. Investors and holders of Gold Fields securities will receive information at an appropriate time on how to obtain transaction-related documents for free from Harmony or its duly designated agent. The preliminary prospectus and other transaction-related documents may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105 Madison Avenue, New York, New York 10016; telephone 1 (212) 929 5500 (call collect) or 1 (800) 322 2885 (toll-free call); e-mail proxy@mackenziepartners.com.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by

Gold Fields ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Harmony has sent to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Statements in this communication include “forward-looking statements” that express or imply expectations of future events or results. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. All forward-looking statements involve a number of risks, uncertainties and other factors, and Harmony cannot give assurances that such statements will prove to be correct. Risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements include, without limitation, the satisfaction of closing conditions, the acceptance or rejection of any agreement by regulators, delays in the regulatory processes, changes in the economic or political situation in South Africa, the European Union, the United States of America and/or any other relevant jurisdiction, changes in the gold industry within any such country or area or worldwide and the performance of (and cost savings realised by) Harmony. Although Harmony’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gold Fields securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Harmony, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Harmony and Gold Fields, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the preliminary prospectus included in the registration statement on Form F-4 that Harmony filed with the SEC. Harmony does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above.

ACTUAL SAVINGS as % of Total costs (not R/ton)

Evander St Helena Randfontein Elandsrand FreeGold Average

Labour cost 20% 18% 8% 8% 12% 13%

Synergies:

- Stores 4% 8% 13% 2% 7%

- Electricity & Water 2% 5% 3% 2% 3%

Other cost, incl. G & A, Services 7% -2% -3% 7% 2%

Contractors 1% 2% 4% -1% 2%

Average achieved 33% 32% 25% 17% 19% 25%

Other costs incl. World Gold Council, Hospital, Municipal, Chamber of Mines

Total cost 2004 (R’million) Cost reduction target (R’million) Cost savings as % of total cost Potential Savings (R’million) Potential Savings % of total cost

Head Office 140 98 1.45% 112 1.66%

Total Operations cost—SA Operations 6,589

Labour cost

- Payroll 1—Management 264 4.00% 329 5.00%

- Payroll 2 66 1.00% 198 3.00%

Synergies

- Stores 264 4.00% 395 6.00%

- Electricity & Water 132 2.00% 198 3.00%

Other cost, incl G & A, Services* 297 4.50% 329 5.00%

Contractors 66 1.00% 132 2.00%

Partial CONOPS To be negotiated with stakeholders

Total Savings from Ops 6,729 1185 17.95% 1693 25.16%

Capital Optimisation 880 66 7.50% 110 12.50%

Additional Development -150 -150

Total Cost Savings 1101 16.36% 1653 24.57%

* includes R48m hospital savings, approx.$7m World Gold Council fees

GFI management’s sudden additional R394m projected savings locally and offshore is confirmation of potential

Gold Fields South Africa Reserves (Moz) under Gold Fields management

140

120

100

80

60

40

20

0

M oz

81,000

85,500

90,000

94,500

99,000

103,500

115,000

R/Kg Gold Price

Gold Fields’ reserves have significant upside potential under Harmony management

With a 15% drop in pay limit the reserves increase by 36% The below infrastructure projects are “In the Money”

Even before an increase in the Rand gold price

Projects Breakeven Gold Price under GF management Project reserves M oz

Driefontein 9# R97 382 11.1

Driefontein 5# R85 057 8.3

Kloof KEA R89 056 3.4

Kloof EBA R86 198 10.9

Harmony will reduce Capex and Breakeven Gold

Price of the projects Both projects will be viable thereby increasing potential reserves

Details on cost savings process

Evander

Sold by previous management (Gold Fields) while in closing mode Winkelhaak (shafts 2 & 5) were re-opened by Harmony Development increased (R25/ton spent on development) Winkelhaak milling recommenced 9 shaft only now closed after mining all available ore reserve

8 & 7 shafts caught up the backlog in development of declines accessing ore reserves

Target

Flattening management structure along contributed 8% cost savings Empowering management team found a further 12%

Randfontein

Randfontein had three years of life prior to take-over

Randfontein 4 shaft a big loss maker, Harmony had to close it down Doornkop project recommenced

7